SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 3, 2007

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes        ___     No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes        ___     No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        ___     No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

BANCO MACRO S.A.

NOTICE OF MEETING

A General Shareholders’ Meeting is called to be held on June 4th 2007, at 11 am, at the principal place of business of the company located at Sarmiento 447, Capital Federal, in order to discuss the following:

AGENDA

1)	Appoint of two shareholders to sign the Minutes of the Shareholders’ Meeting.

2)
Evaluate the Preliminary Merger Agreement pursuant to which Nuevo Banco Suquía S.A. shall be merged with and into Banco Macro S.A., dated March 14, 2007 and the general consolidated balance sheet of merger prepared as of December 31, 2006 and based on the individual balance sheets prepared b y each merging company as of the same date.

3)	Evaluate the exchange relationship between the shares of both merging companies.

4)
Capital increase from AR$ 683,943,437 to AR$ 683, 978,973 through the issuance of 35,536 Class B ordinary book-entry shares of par value AR$ 1 each, entitled to one vote per share and to the payment of dividends as from January 1st 2007, to be delivered to the minority shareholders of the absorbed company in exchange for their shareholdings in the absorbed company. Apply for the incorporation of the new shares to the public offering regime and listing in the stock exchange. Delegate to the Board of Directors the preparation and fulfillment of all necessary documents to evidence such exchange.

5)
Grant to the Board of Directors all necessary powers and authority for it to make all the amendments and changes eventually suggested by the controlling entities and/or authorities. Grant all necessary powers to execute and deliver the Final Agreement of Merger and carry out any acts or proceedings that may be necessary for the approval of the merger before the competent authorities, signing all public and private instruments that may be appropriate or convenient, being also authorized to accept and appeal eventual resolutions issued by such competent authorities.

6)
Evaluate the authorization to increase the maximum amount of outstanding bonds initially established in US $400,000,000 by the General Shareholders’ Meeting held on September 1, 2006, at any time of the Global Program for the Issuance of Corporate Bonds authorized by Resolution No. 15480 issued by the Comisión Nacional de Valores (Argentine Securities Exchange Commission) and dated September 28, 2006, up to a maximum amount of outstanding bonds at any time of US $700,000,000 or any other lesser amount, as the Board of Directors of the Bank may determine from time to time.

7)
Delegate the necessary powers to the Board of Directors so that it may (i) determine and establish all terms and conditions of the Program, of each of the series that the company may issue from time to time and of the corporate bonds to be issued under the Program and not expressly provided for by the General Shareholders’ Meeting dated September 1, 2006, including, without limitation, the amount (within the maximum amount authorized by this Shareholders’ Meeting or any other lesser amount, as the Board of Directors of the Bank may determine from time to time), grade of subordination (allowing, if applicable, the adjustment to the terms and conditions of Communication “A” 4576 issued by the BCRA (Central Bank of the Republic of Argentina) and its complementary rules and regulations or any other rule or regulation that may replace such Communication in the future), time of issuance, term, price, placement method and payment terms, the interest rate thereof, the possibility that such corporate bonds be represented by certificates or be simply registered as book-entry bonds (escriturales), or in the form of a Global Certificate, that they be issued on a registered or bearer form, that they be issued in one or several classes and/or series, that they be listed or negotiated in stock exchanges and/or over-the-counter markets within the Republic of Argentina and/or abroad, and any other condition that the Board may, in its discretion, deem necessary to determine; (ii) carry out all the necessary acts before the CNV and/or any similar applicable foreign entities in order to obtain the authorization for the creation of the Program; (iii) carry out all the necessary acts before the BCRA (Central Bank of the Republic of Argentina), the MAE and/or any other stock exchange or self-regulated market of the Republic of Argentina and/or abroad in order to obtain the authorization of the Program for the possible listing and/or negotiation of the corporate bonds issued under such Program; (iv) carry out, if applicable, the negotiation with the entity provided for in the relevant Pricing Supplement, of the terms and conditions (including the determination of the fees for its services) for it to act as payment and/or register agent and, eventually, as depositary of the global certificate; and (v) hire one or more different and independent bond rating companies for the purpose of rating the Program and/or the series of bonds to be issued under the Program.

8)	Authorize the Board of Directors to sub-delegate to one or more of its members, or to the person such members may deem appropriate, the exercise of the powers listed in paragraph 7) above.

The BOARD OF DIRECTORS

NOTES: (i) When evaluating and discussing items 2) to 5) of the Agenda, the Shareholder’s Meeting shall transact business under the form of a Special Shareholders’ Meeting. (ii) Since the authorizations of the BCRA (Central Bank of the Republic of Argentina) and the Comisión Nacional de Valores (Argentine Securities Exchange Commission) as regards the merger are still pending, the Directors hereby expressly state that all resolutions to be adopted by Shareholders’ Meeting shall be subject to the above mentioned authorizations. (iii) In order to attend the Shareholders’ Meeting, all Shareholders shall deposit evidence or proof of their book-entry shares issued for such purpose by Caja de Valores S.A. and provide sufficient evidence of identity and legal capacity, as the case may be, at Sarmiento 447, Capital Federal, from 10 am to 3 pm, by May 29th 2007. (iv) We remind all Shareholders that are foreign companies that they must register with the Public Registry of Commerce (Registro Público de Comercio) of the City of Buenos Aires pursuant to the terms of section 123 of the Argentine Business Company Law No. 19550, as amended. (v) Pursuant to the provisions set forth in the rules issued by the Comisión Nacional de Valores (Argentine Securities Exchange Commission), the owners of the shares shall include the following information in the notice of attendance to the Shareholders’ Meeting: owner’s name and last name or complete corporate name, identity card type and number of individuals or, if the owner of the shares is a legal entity, then it shall furnish all registration data expressly stating the registry in which such legal entity was registered and the jurisdiction and domicile thereof. All persons attending the Shareholders’ Meeting in the name and on behalf of the owner of the shares shall provide the same information.

Delfín Jorge Ezequiel Carballo
Vice Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 3, 2007
MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Attorney-in-fact